                                                       November 24, 2004

Laura E. Hatch
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  BlackRock Global Energy and Resources Trust (the "Trust")
                       File Nos. 333-119876 and 811-21656
                       --------------------------------------------------------

Dear Ms. Hatch:

         We are in receipt of your comment letter of November 18, 2004, regarding the initial Registration Statement on Form N-2 related to the issuance of common shares of the Trust.

         The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Trust's Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment
No. 2 to the Trust's Registration Statement filed today on EDGAR. We are enclosing herewith a version of Pre-Effective Amendment No. 2 that has been marked to show the Fund's responses to your comments, as well as other changes made to the Registration Statement since its filing on October 21, 2004.

         The Fund's responses to your comments are set forth below. For ease of reference, each of your comments is set forth in bold and followed by the corresponding response.

                                   PROSPECTUS
                                   ----------

Cover Page
----------

1. ON THE COVER PAGE IT STATES, "INITIALLY, THE TRUST EXPECTS TO INVEST IN
ISSUERS LOCATED IN APPROXIMATELY ___ COUNTRIES, INCLUDING THE UNITED STATES."
PLEASE DISCLOSE THE TRUST'S POLICY ON INVESTMENT IN THE NUMBER OF COUNTRIES
OTHER THAN THE "INITIAL STAGE" (I.E. UNDER NORMAL MARKET CONDITIONS). IN
ADDITION, PLEASE CLARIFY THE TRUST'S COMMITMENT TO INVEST "GLOBALLY" (I.E. IN A
MINIMUM NUMBER OF COUNTRIES AND A MINIMUM % OF NET ASSETS).

Response: We have revised the disclosure on the cover and throughout the prospectus to state that the Trust will invest in at least three countries, including the United States, and that at least 30% of its net assets will be invested outside of the United States.

Laura E. Hatch
November 24, 2004

2. PURSUANT TO ITEM 1 OF FORM N-2, PLEASE MAKE PROMINENT THE STATEMENT THAT (1)
THE TRUST HAS NO PRIOR HISTORY AND (2) THE TENDENCY OF CLOSED-END FUND SHARES TO
TRADE FREQUENTLY AT A DISCOUNT FROM NET ASSET VALUE AND THE RISK OF LOSS THIS
CREATES FOR INVESTORS PURCHASING SHARES IN THE INITIAL PUBLIC OFFERING.

Response:  We have complied with this comment.

Prospectus Summary
------------------

3. THE INVESTMENT OBJECTIVE OF THE TRUST IS "TO PROVIDE TOTAL RETURN THROUGH A
COMBINATION OF CURRENT INCOME AND CAPITAL APPRECIATION." PLEASE EXPLAIN
SUPPLEMENTALLY HOW A STRATEGY OF INVESTING IN EQUITY SECURITIES OF ENERGY AND
NATURAL RESOURCES COMPANIES WILL MEET THE TRUST'S OBJECTIVE OF "CURRENT INCOME".

Response: The Trust will earn income from dividends that it receives from its investments in equity securities, as well as the use of a covered call writing strateg;y. A portion of the income is also expected to be derived from investments in master limited partnerships ("MLPs") and Canadian royalty trusts.

4. PLEASE DISCLOSE THE TRUST'S INTENTION (IF ANY) TO BORROW MONEY, ISSUE
PREFERRED SHARES, OR ENGAGE IN ANY OTHER LEVERAGE STRATEGY IN THE PROSPECTUS
SUMMARY AND ELSEWHERE AS APPROPRIATE.

Response:  We have disclosed that the Trust does not intend to use leverage.

5. UNDER THE HEADING "DISTRIBUTIONS" IT STATES, "TO PERMIT THE TRUST TO MAINTAIN
A MORE STABLE QUARTERLY DISTRIBUTION, THE TRUST MAY FROM TIME TO TIME DISTRIBUTE
LESS THAN THE ENTIRE AMOUNT OF INCOME EARNED IN A PARTICULAR PERIOD. THE
UNDISTRIBUTED INCOME WOULD BE AVAILABLE TO SUPPLEMENT FUTURE DISTRIBUTIONS. AS A
RESULT, THE DISTRIBUTIONS PAID BY THE TRUST FOR ANY PARTICULAR QUARTERLY PERIOD
MAY BE MORE OR LESS THAN THE AMOUNT OF INCOME ACTUALLY EARNED BY THE TRUST
DURING THAT PERIOD." PLEASE SUPPLEMENTALLY DISCLOSE THE TRUST'S INTENTION OF
COMPLYING WITH RULE 19A-1 OF THE 1940 ACT AND DISCUSS THE CONSEQUENCES IF THE
TRUST OVERDISTRIBUTES ITS NET INVESTMENT INCOME.

Response: The Trust will comply with Rule 19a-1 if it makes distributions from a source other than undistributed net income. By "overdistributing net income," we presume you mean a circumstance in which the Trust distributes an amount greater than its net income for the current or proceeding fiscal year, or accumulated undistributed net income, or both, not including in either case profits or loses from the sale of securities or other properties. In such a circumstance, a portion of the distribution would be from accumulated undistributed net profits from the sale of securities or other properties or paid-in surplus or another capital source. The determination of the source of the distribution would be made in accordance with policies reviewed and approved by the Board of Trustees and based on the advice of the Trust's legal counsel and auditors.

Laura E. Hatch
November 24, 2004

6. UNDER THE HEADING "EMERGING MARKETS RISK," PLEASE DEFINE "EMERGING MARKETS."

Response:  We have added a definition of "Emerging Markets."

Fee Table
---------

7. FOOTNOTE (3) TO THE FEE TABLE STATES, "THE TRUST WILL PAY OFFERING AND
ORGANIZATIONAL EXPENSES OF THE TRUST (OTHER THAN SALES LOAD) UP TO AN AGGREGATE
OF $0.03 PER SHARE OF THE TRUST'S COMMON SHARES." SOP 98-5 REQUIRES THAT
ORGANIZATIONAL COSTS TO BE EXPENSED AS INCURRED. IF ORGANIZATIONAL COSTS ARE
CHARGED TO THE TRUST, THE ADVISER MUST DECIDE AT THE TIME THE SEED BALANCE SHEET
IS FILED HOW THE TRUST WILL MEET ITS MINIMUM SEED CAPITAL REQUIREMENT AND PAY
FOR THE ORGANIZATIONAL EXPENSES. THIS ARRANGEMENT IS NOT ACCEPTABLE UNDER GAAP
BECAUSE IT ALLOWS THE TRUST TO DEFER ORGANIZATIONAL EXPENSES UNTIL THE $0.03 PER
SHARE THRESHOLD IS TRANSLATED INTO DOLLARS.

Response: We have removed the references to organizational costs. The Trust will expense the organizational expenses as incurred.

8. FOOTNOTE (3) TO THE FEE TABLE STATES, "YOU WILL BE CHARGED A $2.50 SERVICE
CHARGE AND PAY BROKERAGE CHARGES IF YOU DIRECT THE PLAN AGENT (AS DEFINED BELOW)
TO SELL YOUR COMMON SHARES HELD IN A DIVIDEND REINVESTMENT ACCOUNT." UNDER THE
HEADING, "DIVIDEND REINVESTMENT PLAN" IT STATES, "PARTICIPANTS THAT REQUEST A
SALE OF SHARES THROUGH THE PLAN AGENT ARE SUBJECT TO $2.50 SALES FEE AND A $0.15
PER SHARE SOLD BROKERAGE COMMISSION." PLEASE INCLUDE THE AMOUNT OF THE BROKERAGE
COMMISSION IN THE FOOTNOTE TO THE FEE TABLE.

Response:  We have complied with your comment.

The Trust's Investments
-----------------------

9. IN THIS SECTION IT STATES, "THE PERCENTAGE LIMITATIONS APPLICABLE TO THE
TRUST'S PORTFOLIO DESCRIBED IN THIS PROSPECTUS APPLY ONLY AT THE TIME OF
INVESTMENT AND THE TRUST WILL NOT BE REQUIRED TO SELL SECURITIES DUE TO
SUBSEQUENT CHANGES IN THE VALUE OF SECURITIES IT OWNS." PLEASE QUALIFY THIS
DISCLOSURE TO MAKE IT CLEAR THAT SUCH PERCENTAGE LIMITATION (APPLICABLE ONLY AT
THE TIME OF INVESTMENT) DOES NOT APPLY TO THE TRUST'S BORROWING POLICY.

Response: We have not made a change in response to this comment because the
Trust will not borrow for investment purposes and, accordingly, has not adopted any percentage limitation with respect to its borrowing policies. Nevertheless, the Trust is aware of its obligations to comply with Section 18 of the 1940 Act.

Laura E. Hatch
November 24, 2004

10. UNDER THE HEADING "MASTER LIMITED PARTNERSHIPS," IT STATES "THE GENERAL
PARTNER IS TYPICALLY OWNED BY A MAJOR ENERGY COMPANY, AN INVESTMENT FUND, THE
DIRECT MANAGEMENT OF THE MLP OR IS AN ENTITY OWNED BY ONE OR MORE OF SUCH
PARTIES." PLEASE SUPPLEMENTALLY DISCLOSE WHETHER THE TRUST MAY INVEST IN GENERAL
PARTNERSHIP INTERESTS OF MLPS.

Response:  The Trust will not invest in general partnership interests of MLPs.

Management of the Trust
-----------------------

11. UNDER THE HEADING "PORTFOLIO MANAGERS," IT STATES "MR. WALSH, A MANAGING
DIRECTOR OF THE SUB-ADVISOR, JOINED THE FIRM IN 1999 AND HAS WORKED AS AN
INVESTMENT PROFESSIONAL SINCE 1982." PLEASE DISCLOSE MR. WALSH'S BUSINESS
EXPERIENCE FOR THE LAST 5 YEARS.

Response:  We have complied with this comment.

12. UNDER THE HEADING "PORTFOLIO MANAGERS," IT STATES "MR. RICE, A SENIOR VICE
PRESIDENT OF THE SUB-ADVISOR, JOINED THE FIRM IN 1984 AND HAS WORKED AS AN
INVESTMENT PROFESSIONAL SINCE 1979." PLEASE DISCLOSE MR. RICE'S BUSINESS
EXPERIENCE FOR THE LAST 5 YEARS.

Response:  We have complied with this comment.

13. UNDER THE HEADING, "INVESTMENT MANAGEMENT AGREEMENT," IT STATES "THE TRUST
WILL ALSO REIMBURSE BLACKROCK ADVISORS FOR CERTAIN EXPENSES BLACKROCK ADVISORS
INCURS IN CONNECTION WITH PERFORMING CERTAIN SERVICES FOR THE TRUST." PLEASE
DISCLOSE THE NATURE OF THESE SERVICES ANTICIPATED BY THIS PROVISION.

Response: We have complied with this comment by disclosing the types of services for which BlackRock Advisors expects to be reimbursed.

14. IN THIS SECTION IT ALSO STATES "A PRO RATA PORTION OF THE SALARIES, BONUSES,
HEALTH INSURANCE, RETIREMENT BENEFITS AND SIMILAR EMPLOYMENT COSTS FOR THE TIME
SPENT ON TRUST OPERATIONS (OTHER THAN THE PROVISION OF SERVICES REQUIRED UNDER
THE INVESTMENT MANAGEMENT AGREEMENT) OF ALL PERSONNEL EMPLOYED BY BLACKROCK
ADVISORS WHO DEVOTE SUBSTANTIAL TIME TO TRUST OPERATIONS MAY BE REIMBURSED TO
BLACKROCK ADVISORS." PLEASE DISCLOSE THE NATURE OF THE REIMBURSABLE SERVICES
EXPECTED TO BE PROVIDED BY PERSONNEL EMPLOYED BY BLACKROCK ADVISORS WHO WILL
DEVOTE SUBSTANTIAL TIME TO TRUST OPERATIONS.

Response:  We have complied with this comment.

15. IN ADDITION, PLEASE FILE ALL MANAGEMENT-RELATED CONTRACTS WITH THE
PRE-EFFECTIVE AMENDMENT.

Laura E. Hatch
November 24, 2004

Response:  We have filed the management-related contracts as requested.

Net Asset Value
---------------

16. PLEASE INCLUDE THE METHODS BY WHICH THE TRUST'S INVESTMENTS IN FOREIGN
SECURITIES, EMERGING MARKETS, MLPS, AND DERIVATIVES WILL BE VALUED.

Response:  We have added the requested disclosure.

Description of Shares
---------------------

17. UNDER THE HEADING "DESCRIPTION OF SHARES" IT STATES, "EACH COMMON SHARE HAS
ONE VOTE AND, WHEN ISSUED AND PAID FOR IN ACCORDANCE WITH THE TERMS OF THIS
OFFERING, WILL BE FULLY PAID AND NON-ASSESSABLE, EXCEPT THAT THE TRUSTEES SHALL
HAVE THE POWER TO CAUSE SHAREHOLDERS TO PAY EXPENSES OF THE TRUST BY SETTING OFF
CHARGES DUE FROM SHAREHOLDERS FROM DECLARED BUT UNPAID DIVIDENDS OR
DISTRIBUTIONS OWED THE SHAREHOLDERS AND/OR BY REDUCING THE NUMBER OF COMMON
SHARES OWNED BY EACH RESPECTIVE SHAREHOLDER." (EMPHASIS ADDED.) PLEASE EXPLAIN
SUPPLEMENTALLY WHAT IS MEANT BY THE ABOVE REFERENCED SENTENCE.

Response: This disclosure is intended to summarize the last sentence of Section
3.8 of the Trust's Declaration of Trust which states: "The Trustees shall have the power, as frequently as they may determine, to cause each Shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, Shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Trustees, by setting off such charges from such
Shareholder from declared but unpaid dividends or distributions owed such
Shareholder and/or by reducing the number of shares in the account of such
Shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such Shareholder."

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

Investment Restrictions
-----------------------

18. UNDER THIS HEADING, RESTRICTION (1) STATES THAT THE TRUST MAY NOT "INVEST
25% OR MORE OF THE VALUE OF ITS TOTAL ASSETS IN ANY SINGLE INDUSTRY (OTHER THAN
THE ENERGY AND NATURAL RESOURCES INDUSTRY)." HERE AND IN THE PROSPECTUS, PLEASE
DISCLOSE THAT THE TRUST WILL INVEST 25% OR MORE IN THE ENERGY AND NATURAL
RESOURCES INDUSTRY.

Response: We have added disclosure in the "Investment Restrictions" section stating that the Trust may not invest less than 25% of its total net assets in the energy and resources industry. We also note that the prospectus already discloses that the Trust intends to invest at least 80% of its net assets in the energy and natural resources industry. In addition, we state in "Industry
Concentration Risk" that the Trust will concentrate its investments in the energy and natural resources industry.

Laura E. Hatch
November 24, 2004

Management of the Trust
-----------------------

19. PER OUR CONVERSATION AND EARLIER CORRESPONDENCE, PLEASE REVISE THE
DISCLOSURE FOR THE BOARD OF DIRECTORS' APPROVAL OF THE ADVISORY AND SUBADVISORY
CONTRACTS SO AS TO DISCUSS ALL OF THE MATERIAL FACTORS CONSIDERED BY THE BOARD.
DO NOT MERELY LIST THE ISSUES. THE DISCUSSION SHOULD RELATE THE ISSUES TO THE
SPECIFIC CIRCUMSTANCES OF THE REGISTRANT AND THE INVESTMENT ADVISER. DESCRIBE IN
REASONABLE DETAIL THE DECISIONS REACHED BY THE BOARD THAT FORMED THE BASIS OF
ITS DECISION TO APPROVE THE CONTRACT. AVOID CONCLUSORY STATEMENTS. SEE ITEM
18.13 OF FORM N-2 AND THE DISCUSSION IN RELEASE NO. IC-24816, "ROLE OF
INDEPENDENT DIRECTORS OF INVESTMENT COMPANIES," (FEBRUARY 15, 2001).

Response: The Trust currently is developing the disclosure mentioned in this comment together with outside counsel and counsel to the independent directors and a copy of this disclosure will be provided to you shortly.

Portfolio Transactions and Brokerage
------------------------------------

20. UNDER THIS HEADING IT STATES, "WHEN TWO OR MORE COMPANIES OR ACCOUNTS SEEK
TO PURCHASE OR SELL THE SAME SECURITIES, THE SECURITIES ACTUALLY PURCHASED OR
SOLD WILL BE ALLOCATED AMONG THE COMPANIES AND ACCOUNTS ON A GOOD FAITH
EQUITABLE BASIS BY THE ADVISER AND/OR SUBADVISER IN THEIR DISCRETION IN
ACCORDANCE WITH THE ACCOUNTS' VARIOUS INVESTMENT OBJECTIVES." PLEASE DISCLOSE
THE BASIS FOR ALLOCATING TRADES AMONG A NUMBER OF ACCOUNTS AND STATE WHETHER
SUCH ALLOCATION IS BASED ON PROCEDURES APPROVED AND MONITORED BY THE BOARD OF
DIRECTORS.

Response: We have added disclosure stating that trades are ordinarily allocated on a pro rata basis pursuant to procedures reviewed and approved by the Board of
Trustees.

         We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3406.

                             Sincerely yours,

                             /s/ Michael K. Hoffman
                             -------------------------------------
                             Michael K. Hoffman